UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PATTERSON COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Minnesota	0-20572	41-0886515
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

1031 Mendota Heights Road

St. Paul, Minnesota 55120

(Address of principal executive offices, including zip code)

Ann B. Gugino, (651) 686-1600

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Overview

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) required the U.S. Securities and Exchange Commission (the “SEC”) to adopt rules requiring SEC reporting companies to make specialized disclosure, and conduct related inquiries concerning, conflict minerals contained in such companies’ products. Conflict minerals are defined to include cassiterite, columbite-tantalite (coltan), wolframite, tin, tantalum and tungsten (which are derivatives of such minerals), gold, and other minerals or derivatives the U.S. Secretary of State may designate in the future. The sale of these products from certain regions is believed to be financing conflict in the Democratic Republic of Congo (“DRC”). Section 1502 is intended to reduce funding for armed groups that are contributing to conflict in the DRC.

Under the SEC’s rule implementing Section 1502, namely Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), companies that manufacture or contract to manufacture (“Manufacture”) products that contain conflict minerals that are necessary to the products’ functionality or production must file a report on Form SD. The Rule requires these companies to make specific disclosures which vary depending on the origin of the conflict minerals in the company’s products. The Rule also requires different levels of inquiry in different circumstances.

Patterson’s Products

Patterson Companies, Inc. is a value-added distributor serving three major markets: North American dental supply, U.S. and U.K. veterinary supply, and the worldwide rehabilitation and assistive products supply market. As such, Patterson purchases the majority of its products from third parties and resells them to the end-users with limited manufacturing being performed by Patterson or contracted by Patterson to be performed.

To comply with the Rule, each of Patterson’s three business units (Dental, Vet, and Medical) was tasked with reviewing their product lines to determine, on a case-by-case basis, whether Patterson manufactures or contracts to have manufactured each product sold by such business unit.

Patterson concluded that (1) it did not Manufacture any products within the Dental business unit, (2) it Manufactured four products within the Vet business unit, and (3) it Manufactured several products within the Medical business unit (products accounting for approximately 11% of that unit’s 2014 revenue). Patterson further determined, based on its product-specific review, that approximately 71% of the revenue from products Patterson Manufactured within the Medical business unit did not contain conflict minerals.

Reasonable Country of Origin Inquiry

Notwithstanding the foregoing, because Patterson knows that conflict minerals are contained in some of the products it Manufactured during 2014, Patterson sent out inquiries to vendors. Such inquiries were designed to determine if conflict minerals are necessary to the functionality or production of the product supplied and, if so, to determine the country of origin of such conflict minerals.

Patterson surveyed 636 vendors (including approximately 100% of the vendors of the Medical business unit’s overall product range) and experienced a response rate of approximately 37%. None of the respondents reported the use of conflict minerals necessary to the functionality or production of the product manufactured for Patterson during 2014 as having originated in any covered country, all within the meaning of the Rule.

Conclusion

As a result of its investigation regarding the products it Manufactured in 2014, its analysis of the products containing conflict minerals, its reasonable country of origin inquiry, and the responses received, Patterson accounted for more than 99% of company-wide revenue during 2014. On that basis, Patterson determined that it had no reason to believe that any conflict minerals necessary for the functionality or production of its products may have originated in any covered country during 2014, all within the meaning of the Rule.

Risk Mitigation

In the future, Patterson intends to take the following steps to mitigate the risk that conflict minerals necessary for the functionality or production of its products could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals clause in new or renewed supplier contracts.

b.	More fully engage with suppliers to attempt to increase the response rate and improve the content of the supplier survey responses.

c.	Engage suppliers found to be supplying Patterson with conflict minerals from sources in the DRC or any adjoining country that they cannot demonstrate are “DRC conflict free” to establish an alternative source of conflict minerals outside of those countries.

Conflict Minerals Disclosure

Patterson’s conflict mineral disclosure is also available on its website at:

http://investor.pattersoncompanies.com/sec.cfm.

Item 1.02	Exhibit

Not required.

Section 2	Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Patterson Companies, Inc.

Date: May 29, 2015	By:	/s/ Ann B. Gugino
Ann B. Gugino
Vice President, Chief Financial Officer and Treasurer

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